Tel: 615-248-2125 414 Union Street, Suite 1800 Fax: 615-248-2126 Philips Plaza www.bdo.com Nashville, TN 37219 Exhibit 16.1 February 10, 2020 Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 We have been furnished with a copy of the response to Item 4.01 of Amendment No. 1 to the Original Form 8-K for the event that occurred on January 7, 2020, to be filed by i3 Verticals, Inc. (the “Company”), our former client effective upon the date of filing of the Company’s Form 10-Q for the three months ended December 31, 2019. We agree with the statements made in response to that Item insofar as they relate to our Firm. Very truly yours, /s/ BDO USA, LLP BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms. BDO is the brand name for the BDO network and for each of the BDO Member Firms.